Exhibit 99.3

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Manuel FUCHS

Tél. : + 33 (0) 1 47 44 76 29

Alexandre de JOYBERT

Tél. : + 33 (0) 1 47 44 61 41

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Qatar Petroleum International enters into the share capital of Total E&P Congo

Paris, December 26, 2013 - Further to the signing of a framework agreement in early May, Total is pleased to announce that QPI is now a shareholder of Total E&P Congo, holding 15% of its capital.

“The conclusion of this agreement, which is an important milestone, builds on Total’s already well-established partnership with Qatar and at the same time strengthens our commitment to the development of the Congolese petroleum industry,” commented Christophe de Margerie, Chairman and CEO of Total.

This transaction, whilst demonstrating the quality of Total E&P Congo’s assets and the expertise within its organization, is also in line with the Group’s strategy of active portfolio management.

The 1.6 billion dollar increase of Total E&P Congo’s capital will consolidate its financial capacity at a time when it is progressing the development of the Moho Nord deep offshore project.

About Total E&P Congo

Present in the Republic of the Congo since 1968, Total E&P Congo is the country’s leading oil producer, operating 10 of the 22 fields developed, and accounting for nearly 60% of national output. Total E&P Congo’s equity production averaged 113,000 boe/d in 2012.

Total E&P Congo has also launched the development of the Moho Nord field, consisting of the Moho-Bilondo Phase 1bis and Moho Nord projects, on the Moho-Bilondo license which it operates. First oil is expected in 2015, with output reaching 140,000 barrels of oil equivalent per day (boe/d) in 2017.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com